# FORM C

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
CAD Trailer Designs Inc

*Legal status of issuer*

    *Form*
    Corporation

    *Jurisdiction of Incorporation/Organization*
    Indiana

    *Date of organization*
    January 16, 2019

*Physical address of issuer*
20665 Osborne Road, Lakeville, IN 46536

*Website of issuer*
www.CADTrailerDesigns.com

*Name of intermediary through which the Offering will be conducted*
Nvsted

*CIK number of intermediary*
0001700730

*SEC file number of intermediary*

007-00111

*CRD number, if applicable, of intermediary*
288930

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering*
5.0% of the amount raised

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest*

*Name of qualified third party "Escrow Agent" which the Offering will utilize*
Prime Trust, LLC.

*Type of security offered*
Class A Units of Common Stock

*Target number of Securities to be offered*
25,000

*Price (or method for determining price)*
$10.00

*Target offering amount*
$250,000.00

*Oversubscriptions accepted:*
☑ Yes
☐ No

*Oversubscriptions will be allocated:*
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

*Maximum offering amount (if different from target offering amount)*
$1,000,000.00

*Deadline to reach the target offering amount*
December 31, 2019

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*

| | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $45,045.00 | $47,675.00 |
| **Cash & Cash Equivalents** | $0.00 | $0.00 |
| **Accounts Receivable** | $0.00 | $0.00 |
| **Short-term Debt** | $0.00 | $0.00 |
| **Long-term Debt** | $100,725.00 | $90,916.00 |
| **Revenues/Sales** | $0.00 | $0.00 |
| **Cost of Goods Sold** | $0.00 | $0.00 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | -$12,439.00 | -$5,353.00 |

*The jurisdictions in which the issuer intends to offer the Securities:*
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**January 31, 2019**

**FORM C**

**Up to $1,000,000.00**

**CAD Trailer Designs Inc**



**Class A Units of Common Stock**

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by CAD Trailer Designs Inc, a Indiana Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Class A Units of Common Stock of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "P urchasers." The Company intends to raise at least $250,000.00 and up to $1,000,000.00 from Investorrs in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*".  In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion.  The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Nvsted (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

4

|  | **Price to Investors** | **Service Fees and Commissions (1)** | **Net Proceeds** |
|---|---|---|---|
| **Minimum Individual Purchase Amount** | $500.00 | $0 | $500.00 |
| **Aggregate Minimum Offering Amount** | $250,000.00 | $12,500.00 | $237,500.00 |
| **Aggregate Maximum Offering Amount** | $1,000,000.00 | $50,000.00 | $950,000.00 |

(1)      This excludes fees to Company's advisors, such as attorneys and accountants.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.CADTrailerDesigns.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C is January 31, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF

REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

## NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

## NOTICE REGARDING ESCROW AGENT

PRIME TRUST, LLC., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

*Forward Looking Statement Disclosure*

*This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

## Table of Contents

**ONGOING REPORTING**

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.CADTrailerDesigns.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

## About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

CAD Trailer Designs, Inc. (the "Company" or "CAD TD") is an Indiana Corporation, formed on January 16, 2019. The Company was formerly known as CAD Trailer Designs, LLC.

The Company is located at 20665 Osborne Road, Lakeville, IN 46536.

The Company's website is www.CADTrailerDesigns.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

## The Business

CAD TD manufactures and distributes a patented foldable utility trailer to recreational or business consumers in untapped sales markets, especially in urban/suburban areas. Significantly lower shipping costs increases margins and lowers sales prices.

## The Offering

| | |
|---|---|
| **Minimum amount of Class A Units of Common Stock being offered** | 25,000 |
| **Total Class A Units of Common Stock outstanding after Offering (if minimum amount reached)** | 425,000 |
| **Maximum amount of Class A Units of Common Stock** | 500,000 |
| **Total Class A Units of Common Stock outstanding after Offering (if maximum amount reached)** | 500,000 |
| **Purchase price per Security** | $10.00 |
| **Minimum investment amount per investor** | $500.00 |
| **Offering deadline** | December 31, 2019 |
| **Use of proceeds** | See the description of the use of proceeds on page 33 hereof. |
| **Voting Rights** | One vote per share. See the description of the voting rights on page 43 hereof. |

## RISK FACTORS

### Risks Related to the Company's Business and Industry

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect

operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

### *The development and commercialization of our Utility Trailer and Accessories is highly competitive.*

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved Utility Trailer and Accessories and thus may be better equipped than us to develop and commercialize Utility Trailer and Accessories. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our Utility Trailer and Accessories will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

### *We rely on other companies to provide steel and paint and trailer couplers/tires/lights/safety chains/etc. for our products.*

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide steel/ paint and trailer couplers/tires/lights/safety chains/etc. which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular steel/paint and trailer couplers/tires/lights/safety chains/etc. .

### *We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.*

In certain instances, we rely on single or limited service providers and outsourcing vendors domestically because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

***We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.***

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

***As a distributor of Utility Trailers, our business depends on developing and maintaining close and productive relationships with our vendors.***

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

***Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.***

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

***One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.***

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them

and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

***Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.***
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

***We plan implement new lines of business or offer new products and services within existing lines of business.***
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***Customers often finance purchases of our products, particularly for Utility Trailers.***
Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates have impaired customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

***In general, demand for our products and services is highly correlated with general economic conditions.***
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.***

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

***Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.***

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our retail customers / Dealers, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is important to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services which could adversely affect our business/operating margins, revenues and competitive position.

***An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.***

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

***We are subject to the risk of typical environmental liability and limitations on our operations due to environmental laws and regulations.***
We are subject to typical federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of significant costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

***We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.***
In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

***Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for travel and have also resulted in increased safety and security costs for us and the industry generally.***
Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other industry risks and also

have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

*Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.*

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity.

*The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.*

In particular, the Company is dependent on Andrew Cannon, Joe McKeever, and Russ Davis who are CFO/Senior VP Finance, COO/Senior VP of Operations , and CEO/ President of the Company. The Company has or intends to enter into employment agreements with Andrew Cannon, Joe McKeever, and Russ Davis although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Andrew Cannon, Joe McKeever, and Russ Davis or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

*We rely on third-party suppliers for the materials used in the manufacturing of our products.*

In 2019, the following suppliers provided the following percentage of the listed services, inputs or raw materials.

Supplier or Description: Titan Tube Fabricators, Inc. (manufacturing partner)

Service: Supplies steel, cuts steel, welds steel, powder coats parts, assembles parts

% of such service: 75.0%

Supplier or Description: Red Neck Trailer parts (supply company)

Service: supplies small components for the trailer

% of such service: 22.0%

Supplier or Description: Bagit supplies airbags needed for manufacturing

Service: supplies airbags needed for manufacturing

% of such service: 3.0%

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

### *We rely on various intellectual property rights, including patents and licenses in order to operate our business.*

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

### *From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.*

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all,

could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***

The Company is dependent on Andrew Cannon, Joe McKeever, and Russ Davis in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Andrew Cannon, Joe McKeever, and Russ Davis die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.***

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***The Company has indicated that it has engaged in certain transactions with related persons.***

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

### Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

### Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

### Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and

could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

***We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.***
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

***We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.***
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, other commodities, fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of steel, plywood and materials provided by third-party suppliers. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

***Substantial disruption to production at our manufacturing and distribution facilities could occur.***

A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

*Future product recalls or safety concerns could adversely impact our results of operations.*
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

*The consolidation of retail customers could adversely affect us.*
Retail customers in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

*Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.*
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to

governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have

*Significant additional labeling or warning requirements may inhibit sales of affected products.*
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

*Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.*
Because pricing for the majority of our cellulose specialty fibers customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy, such as [wood, steel, oil and natural gas] are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. Price increases and general volatility could adversely affect our business and results of operations.

*Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.*
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

*Product liability claims could adversely impact our business and reputation.*
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries where the impact of product liability risk is high. In the event our products actually or

allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

### *We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.*

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

### *Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.*

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

### *The potential impact of failing to deliver products on time could increase the cost of our products.*

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

### *Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.*

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

### *Government mandated safety standards are costly and technologically challenging.*

Meeting or exceeding government-mandated safety standards is costly and often technologically challenging, especially where one or more government mandated standards may conflict. Government safety standards require manufacturers to remedy defects related to motor vehicle safety through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with a safety standard. Should we or government safety regulators determine that a safety or other defect or noncompliance exists with respect to certain of our vehicles, there could be a recall of a product and/or a significant increase in warranty claims, the costs of which could be substantial.

### *We may be subject to litigation despite compliance with regulations and industry standards.*

We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our vehicles comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

### *Manufacturers are required to remedy defects related to safety and to emissions through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with an applicable regulatory standard.*

In addition, if we determine that a safety or emissions defect or non-compliance exists with respect to certain of our products prior to the start of production, the launch of such product could be delayed until we remedy the defect or non-compliance.

***We are dependent on a number of patents and other intellectual property rights, including licenses that are critical to our respective businesses and competitive positions.***

Notwithstanding our intellectual property portfolio, our competitors may develop similar or superior proprietary technologies. Further, as we expand into regions where the protection of intellectual property rights is less robust, the risk of others replicating our proprietary technologies increases, which could result in a deterioration of our competitive position. We may assert claims against third parties who are taking actions that we believe are infringing on our intellectual property rights or may have such claims asserted against us. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. If any such claim were to result in an adverse outcome, we may have to develop or license non-infringing products; pay damages to third parties, or cease the manufacture, use or sale of the infringing products. Any of the foregoing results could have a material adverse effect on our business, financial condition, results of operations or our competitive position.

***We own or are licensed under a large number of U.S. and non-U.S. patents and patent applications, trademarks and copyrights.***

Our intellectual property rights may expire or be challenged, invalidated or infringed upon by third parties or we may be unable to maintain, renew or enter into new licenses of third party proprietary intellectual property on commercially reasonable terms. Any of these events or factors could diminish or cause us to lose the competitive advantages associated with our intellectual property, subject us to judgments, penalties and significant litigation costs, and/or temporarily or permanently disrupt our sales and marketing of the affected products or services.

***We may be subject to indemnity claims for third-party infringement.***

Many of our supply agreements require us to indemnify our customers and distributors from third-party infringement claims, and require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us.

***As a provider of global logistics services, we depend on a variety of asset-based third party suppliers.***

The quality and profitability of our services depend upon effective selection, management and discipline of third party suppliers. Changes in the financial stability, operating capabilities and capacity of asset-based carriers and space allotment made available to us by asset-based carriers could affect us in unpredictable ways, including volatility of pricing, and challenge our ability to achieve profitability.

***Our industry supply base experienced increased economic distress due to the sudden and substantial drop in industry sales volumes.***

As a result, suppliers are less willing to reduce prices, and some requested direct or indirect price increases as well as new and shorter payment terms. We may have to provide financial assistance

to key suppliers to ensure an uninterrupted supply of materials and components. In addition, if suppliers exit certain lines of business or close facilities due to an economic downturn or other reasons, we would experience additional costs associated with transitioning to new suppliers. Each of these factors could have a substantial adverse effect on our financial condition and results of operations.

*We rely on single suppliers for component parts.*
Many components used in our utility trailers are available only from a single supplier and cannot be re-sourced quickly or inexpensively to another supplier due to long lead times, new contractual commitments that may be required by another supplier before ramping up to provide the components or materials, etc. In addition to the general risks described above regarding interruption of supplies, which are exacerbated in the case of single-source suppliers, the exclusive supplier of a key component potentially could exert significant bargaining power over price, quality, warranty claims, or other terms relating to a component.

*Demand for and pricing of our products are subject to economic conditions and other factors present in the various markets where the products are sold.*
Demand for our products is subject to the level of consumer demand for Utility Trailers. The level of new trailer purchases is cyclical, affected by such factors as general economic conditions, interest rates and availability of credit, consumer confidence, patterns of consumer spending, fuel cost and vehicle replacement cycle. Consumer preferences also impact the demand for new trailer purchases. A decrease in demand due to any of these factors would have a negative effect on our business and operations.

*We believe that increasingly stringent environmental standards for emissions have required and will continue to require the Company to expend significant resources.*
If environmental standards for emissions continue to become more stringent we will be required to institute the proper procedures and utilize the mandated equipment in order to comply, which will require significant expenditures. In addition, the adoption of any new standards beyond our expectations will require expenditures in excess of what we have budgeted and could negatively affect our business and operations.

*International conflicts such as the war in the Middle East, political turmoil in the Middle and Far East and the possibility of future terrorist attacks cause significant uncertainty with respect to U.S. and other business and financial markets and may adversely affect our business. These international conflicts also affect the price of oil, which has a significant impact on the financial health of our commercial customers. Although our business may experience greater demand for its products as a result of increased government defense spending, factors arising (directly or indirectly) from international conflicts or terrorism which may adversely affect our commercial business include reduced aircraft build rates, upgrades, maintenance and spending on discretionary products , as well as increases in the cost of property and aviation products insurance and increased restrictions placed on our insurance policies.*

**Risks Related to the Securities**

*The Class A Units of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Class A Units of Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class A Units of Common Stock. Because the Class A Units of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class A Units of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Class A Units of Common Stock may also adversely affect the price that you might be able to obtain for the Class A Units of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

*Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

*No Guarantee of Return on Investment*

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

*A majority of the Company is owned by a small number of owners.*

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 80.0% of the authorized shares of the Company. Subject to any fiduciary duties owed to our other owners or investors under Indiana law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

*Your ownership of the shares of stock will be subject to dilution.*

Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

*The Securities will be equity interests in the Company and will not constitute indebtedness.*
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

*There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.*
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

**BUSINESS**

## Description of the Business

CAD TD manufactures and distributes a patented foldable utility trailer to recreational or business consumers in untapped sales markets, especially in urban/suburban areas. Significantly lower shipping costs increases margins and lowers sales prices.

## Business Plan

We believe a high-quality buying experience with knowledgeable sales people who can convey the value of our products greatly enhances our ability to attract and retain customers. Therefore, in addition to providing the best trailers, the Company's strategy also includes building and expanding our retail and online stores and our third-party distribution network to effectively reach more customers and provide them with a high-quality sales and post-sales support experience. We believe continual investment in research and development (R&D), marketing and advertising is critical to the development and sale of our products.

## History of the Business

## The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| Utility Trailer | Multi-use flat bed trailer that can transform into the following: RV, hunting blind, fishing hut, etc.. | Motorcycle owners Urban/Suburban trailer owners Hunter Fishermen |

Our trailer models will be introduced as a standard-offering 'ready to tow' product. Main segments in the North American towing market include 'on-road' utilization for expanded cargo space for compact crossover/SUV and light duty pick-up truck owners with various packaged goods or materials, motorcycles, all-terrain vehicles, small boats or building supplies. An expanding sub-segment is the North American off-road market space including outdoor activities like boating, kayaking, canoeing, camping, fishing, hunting, and family excursions. The products from CAD TD are a perfect fit for these activities and present a ready-made foundation for accessories to support these activities. Long-term plans include accessories to support these activities utilizing the unique CAD TD products: Folding trailer with three widths Folding enclosure with three widths Folding Camping/Hunting/Fishing enclosure Various accessories: canoe racks, kayak racks, motor cycle chalks, etc. We are constantly researching and developing new accessories for our products, which will appeal to our customers. We currently offer [ 9 ] different base models of our products and are hoping to expand our accessories line to [ 18 ] by the end of year 2.

Traditional Dealership method for first year start-up Very Positive responses from hundreds of dealerships State registration laws will be followed immediately after funding is achieved Big Box Store distribution-retail second year increase Interest shown by several large chains Contracts to be captured after volume production proved Whole Sale distribution-International First year planning channel partners Second year focus to distribute in EU and Australia Private Label distribution Interest from several well known OEM's

## Competition

The Company's primary competitors are Carry On Trailer Corp, Teske MFG Inc, Kendon Industries Inc., Novae Corporation.

CAD Trailers has significantly lower shipping costs by having centralized manufacturing therefore increasing margins and lower sale prices. The revolutionary design of the trailer allows for up to 80 trailers where conventional trailers can only have 4 to 8 on a Semi tractor for shipping. This allows CAD Trailer Designs to centrally locate their manufacturing plant where the other manufacturers have to have several plants all over the United States.

## Supply Chain and Customer Base

CAD TD has the following three suppliers for doing business. Titan Tubes is a key supplier for producing the steel welded frames, Red Neck Trailer Supply provides the purchased components (such as lights, coupler, safety chains, etc.) and Bagit supplies the our suspension components (air bag suspension and air tanks).

The Company is dependent on the following suppliers:

| Supplier or Description | Service, input or raw material provided | Percent of such service, input or raw material from such supplier |
|---|---|---|
| Titan Tube Fabricators, Inc. (manufacturing partner) | Supplies steel, cuts steel, welds steel, powder coats parts | 75.0% |
| Red Neck Trailer parts (supply company) | Supplies small components for the trailer | 22.0% |
| Bagit (airbags) | Supplies airbags needed for suspensions | 3.0% |

CAD TD will sell to the following markets: Motorcycle/ATV market Outdoor adventure market Hunting, Fishing, Camping, Kayaking, Bicycling Urban cargo hauling Non-pick-up truck owners Entry level lawn service in urban areas Rental fleets in urban areas

## Intellectual Property

*Patents*

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| X,XXX,024 B1 | Both fold and lowering | Trailer that both Folds and lowers. | January 3, 2014 | August 8, 2017 | USA |
| XX,XXX,402 B1 | Folding Trailer | The trailer folds into a small footprint that can be towed in folded position, | January 3, 2014 | September 25, 2018 | USA |
| XXX,XXX,681 | Lowering Trailer | The trailer Lowers in the smallest foot print possible | January 3, 2014 | | USA |

*Licenses*

| Licensor | Licensee | Description of Rights Granted | Termination Date |
|---|---|---|---|
| Russell Davis | CAD Trailer Designs | Full Production Rights With sliding scale from 1.5% to 4.0% | August 8, 2042 |

**Governmental/Regulatory Approval and Compliance**

The Company is dependent on the following regulatory approvals:

| Line of Business | Government Agency | Type of Approval | Application Date | Grant Date |
|---|---|---|---|---|
| Utility Trailer | State of Indiana | Manufacturing Certificate | | |
| Utility Trailer | US States (various) | Sales or Distributor Certificate | | |

We are subject to typical federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation with respect health care for our employees and those relating to building and zoning requirements. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

**Litigation**

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

**Other**

The Company's principal address is 20665 Osborne Road, Lakeville, IN 46536

The Company has the following additional addresses:

The Company conducts business in Missouri, Indiana, and Illinois .

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

**USE OF PROCEEDS**

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 5.00% | $12,500 | 5.00% | $50,000 |
| Campaign marketing expenses or related reimbursement | 3.00% | $7,500 | 3.00% | $30,000 |
| Estimated Attorney Fees | 2.00% | $5,000 | 1.00% | $10,000 |
| Estimated Accountant/Auditor Fees | 2.00% | $5,000 | 1.00% | $10,000 |
| General Marketing | 10.00% | $25,000 | 15.00% | $150,000 |
| Research and Development | 20.00% | $50,000 | 5.00% | $50,000 |
| Manufacturing | 0.00% | $0 | 15.00% | $150,000 |
| Equipment Purchases | 20.00% | $50,000 | 12.50% | $125,000 |
| Future Wages | 10.00% | $25,000 | 15.00% | $150,000 |
| General Working Capital | 12.00% | $30,000 | 15.00% | $150,000 |
| DOT TESTING/STATE REGISTRATIONS | 16.00% | $40,000 | 12.50% | $125,000 |
| **Total** | **100.00%** | **$250,000** | **100.00%** | **$1,000,000** |

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company can change use of proceeds to accommodate conditions as they arise.

# DIRECTORS, OFFICERS AND EMPLOYEES

## Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Russ Davis

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

CEO/ President for CAD Trailer Designs LLC from December, 2013 - Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

CEO/ President for CAD Trailer Designs LLC from December, 2013 - Present

***Education***

BA in Computer Science from University of Illinois

---

*Name*

Joe McKeever

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

COO/Senior VP of Operations from January 2019 - Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

SENIOR DIRECTOR OF OPERATIONS – North America Montaplast / Frankfort, KY (6/2018 – 10/2018) VICE PRESIDENT OF ENGINEERING / Senior Platform Director – Consumer Goods Division Proper Group International / Warren, MI (5/2017 – 5/2018) DIRECTOR OF ENGINEERING and QUALITY (Cargo Group) Universal Trailer Corporation / Elkhart, IN (2/2013 – 4/2017)

***Education***

BS in Engineering Science/Physics from Bob Jones University MS in Operation Management from Walsh College PMI/6sigma trained

*Name*

Andrew Cannon

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

CFO/Senior VP Finance from January 2019 - Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

CFO/Senior VP Finance from January 2019 - Present Director Business Consulting with Ghafari Associates from February 2016 - Present

*Education*

BS in Accountancy from Northern Illinois University; MBA from University of Chicago; CPA in the State of IL, but not Practicing

## Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Russ Davis

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

CEO/ President for CAD Trailer Designs LLC from December, 2013 - Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

CEO/ President for CAD Trailer Designs LLC from December, 2013 - Present

*Education*

BA in Computer Science from University of Illinois

*Name*

Joe McKeever

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

COO/Senior VP of Operations from January 2019 - Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

SENIOR DIRECTOR OF OPERATIONS – North America Montaplast / Frankfort, KY (6/2018 – 10/2018) VICE PRESIDENT OF ENGINEERING / Senior Platform Director – Consumer Goods Division Proper Group International / Warren, MI (5/2017 – 5/2018) DIRECTOR OF ENGINEERING and QUALITY (Cargo Group) Universal Trailer Corporation / Elkhart, IN (2/2013 – 4/2017)

*Education*

BS in Engineering Science/Physics from Bob Jones University MS in Operation Management from Walsh College PMI/6sigma trained

---

*Name*

Andrew Cannon

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

CFO/Senior VP Finance from January 2019 - Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

CFO/Senior VP Finance from January 2019 - Present Director Business Consulting with Ghafari Associates from February 2016 - Present

*Education*

BS in Accountancy from Northern Illinois University; MBA from University of Chicago; CPA in the State of IL, but not Practicing

---

*Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Indiana law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

## Employees

The Company currently has 3 employees in Currently, Russ Davis is out of Florida, Joe McKeever and Andy Cannon are out of Indiana, USA.

## CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding Securities:

| Type of security | Class A Common Stock Common Stock |
|---|---|
| **Amount outstanding** | 400,000 |
| **Voting Rights** | No limitations |
| **Anti-Dilution Rights** | None |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | Not applicable |
| **Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).** | 100% |

The Company has the following debt outstanding:

| Type of debt | Notes |
|---|---|
| Name of creditor | Russell T Davis |
| Amount outstanding | $100,725.00 |
| Interest rate and payment schedule | 2.11% |
| Amortization schedule | |
| Describe any collateral or security | |
| Maturity date | January 31, 2020 |
| Other material terms | |

*Valuation*

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $5,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

**Ownership**

A majority of the Company is owned by a single person.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned Prior to Offering |
|---|---|
| Russell Davis | 100% |

Following the Offering, the Purchasers will own 5.0% of the Company if the Minimum Amount is raised and 20.0% if the Maximum Amount is raised.

**FINANCIAL INFORMATION**

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

## Operations

We are a pre-revenue company and our primary expenses consist of start-up expenditures. We do not anticipate generating revenue until 180 days past initial funding.

The Company intends to achieve profitability in the second 12 months by managing supplier raw good purchases, decreasing labor spends and focusing the sales channels to higher priced markets. Initial sales plans include a "factory direct" model for areas that do not have a Dealer presence.

## Liquidity and Capital Resources

The Offering proceeds are important to our operations. The influx of capital will be key in the achievement of our next milestones of commercializing and expedite our business plan, specifically the funds will support production tooling, state registrations, and NATM/NATDA certifications as well as completing our Marketing plan. The funds raised will create liquidity for the first 12 months and assist in generating profit for the second year production volume expansion.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

## Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
Capital expenditures include but are not limited to production tooling, storage racks, material moving machines and minor building improvements.

## Material Changes and Other Information

Under advice from our legal team, CAD TD was changed from a Florida based LLC (Limited Liability Company) to an Indiana based subchapter C corporation.

## Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment.  Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

## THE OFFERING AND THE SECURITIES

### The Offering

The Company is offering up to 100,000 of Class A Units of Common Stock for up to $1,000,000.00. The Company is attempting to raise a minimum amount of $250,000.00 in this

Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $1,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust, LLC. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Company determined the price through a negotiation with the broker-dealer assisting with this Offering. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through Nvsted, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

*Commission/Fees*

5.0% of the amount raised

***Stock, Warrants and Other Compensation***

*Transfer Agent and Registrar*

The Company will act as transfer agent and registrar for the Securities.

**The Securities**

We request that you please review our organizational documents in conjunction with the following summary information.

**Authorized Capitalization**

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 500,000 shares of common stock, par value $10.000000 per share, of which 425,000 common shares will be issued and outstanding.

*Voting and Other Rights*

Holders of basic common stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders and have been paid in full in accordance with the terms of their instruments.

*Dividend Rights*

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does intend to issue dividends in the future. The Company will issue dividends of Dividends will be based on net income upon Perodically . The following are limitations on the Company's ability to issue dividends None at this time .

*Liquidation Rights*

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

*Other Rights*

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

## Voting and Control

The Securities have the following voting rights: yes

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

## Anti-Dilution Rights

The Securities do not have anti-dilution rights.

## Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

## Other Material Terms

The Company does not have the right to repurchase the Class A Units of Common Stock.

None

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

### Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

*Loans*

| Related Person/Entity | Russ Davis |
|---|---|
| Relationship to the Company | CEO/President |
| Total amount of money involved | $100,726.00 |
| Benefits or compensation received by related person | Payment of note |
| Benefits or compensation received by Company | CAD TD expects to go to market with Mr Davis's trailer product line. |
| Description of the transaction | This is a note to CAD TD from the owner for setting up the Indiana C Corp |

*Intellectual Property*

| Related Person/Entity | Russ Davis |
|---|---|
| Relationship to the Company | CEO/President |
| Total amount of money involved | |
| Benefits or compensation received by related person | Royalty |
| Benefits or compensation received by Company | Range of 1.5% to 4% Graduated every $2 mil by .25% |
| Description of the transaction | Patent license |

**Conflicts of Interest**

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

**OTHER INFORMATION**

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Russell Davis
(Signature)

Russell Davis
(Name)

CEO/President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Russ Davis
(Signature)

Russ Davis
(Name)

CEO/President
(Title)

01/25/2019
(Date)

### *Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBITS**

Exhibit A       Financial Statements

**EXHIBIT A**

*Financial Statements*

CAD TRAILER DESIGNS, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT ACCOUNTANTS'
REVIEW REPORT

December 31, 2017 and 2016

# CONTENTS

**ECK, SCHAFER & PUNKE, LLP**
CERTIFIED PUBLIC ACCOUNTANTS

227 South Seventh Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Independent Accountants' Review Report

To the Member of
CAD Trailer Designs, LLC
Fort Myers, Florida

We have reviewed the accompanying financial statements of CAD Trailer Designs, LLC, which are comprised of the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in member's equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of entity management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

*Eck, Schafer & Punke, LLP*

Springfield, Illinois
December 28, 2018

# CAD Trailer Designs, LLC

## BALANCE SHEETS

### December 31

|  | 2017 | 2016 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Inventories | | |
| Finished goods | $ 21,000 | $ 21,000 |
| Components and parts | 19,223 | 19,223 |
| | 40,223 | 40,223 |
| **EQUIPMENT - AT COST** | 13,150 | 13,150 |
| Less accumulated depreciation | 8,328 | 5,698 |
| | 4,822 | 7,452 |
| Total assets | $ 45,045 | $ 47,675 |
| **LIABILITIES AND EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Loans from member | $ - | $ 90,916 |
| **LONG-TERM DEBT** | | |
| Note payable to member | 100,725 | - |
| Total liabilities | 100,725 | 90,916 |
| **MEMBER'S EQUITY** | | |
| Retained earnings (deficit) | (55,680) | (43,241) |
| Total liabilities and equity (deficit) | $ 45,045 | $ 47,675 |

See Independent Accountants' Review Report and notes to the financial statements.

# CAD Trailer Designs, Inc.

## STATEMENTS OF OPERATIONS

### Year Ended December 31

|  | 2017 | 2016 |
|---|---|---|
| **Operating revenue** | | |
| Sales | $ - | $ - |
| Less costs of sales | - | - |
| Gross profit | - | - |
| **Operating expenses** | | |
| Accounting fees | 1,225 | 391 |
| Legal fees | 5,460 | 1,700 |
| License | 942 | 250 |
| Meals and entertainment | - | 112 |
| Promotion | 100 | - |
| Travel and lodging | 1,370 | 270 |
| Technology | 712 | - |
| Depreciation | 2,630 | 2,630 |
| Total operating expenses | 12,439 | 5,353 |
| Operating loss | (12,439) | (5,353) |
| **NET LOSS** | $ (12,439) | $ (5,353) |

See Independent Accountants' Review Report and notes to the financial statements.

# CAD Trailer Designs, Inc.

## STATEMENTS OF CHANGES IN MEMBER'S EQUITY

### Year Ended December 31

|  | 2017 | 2016 |
|---|---|---|
| Member equity (deficit) at beginning of year | $ (43,241) | $ (37,888) |
| Net loss for the year | (12,439) | (5,353) |
| Member equity (deficit) at end of year | $ (55,680) | $ (43,241) |

# CAD Trailer Designs, LLC

## STATEMENTS OF CASH FLOWS

### Year Ended December 31

|  | 2017 | 2016 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ (12,439) | $ (5,353) |
| Adjustments to reconcile net loss to net cash flows from operating activities | | |
| Depreciation and amortization | 2,630 | 2,630 |
| Net cash flows from operating activities | (9,809) | (2,723) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Loan proceeds received | 9,809 | 2,723 |
| **NET CHANGE IN CASH AND CASH EQUIVALENTS** | - | - |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | - | - |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | $ - | $ - |

See Independent Accountants' Review Report and notes to the financial statements.

CAD Trailer Designs, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

1.  Operations

CAD Trailer Designs, LLC (the Company) was formed on December 10, 2013 in the State
of Florida.   The financial statements of the Company are prepared in accordance with
accounting principles generally accepted in the United States of America (GAAP).   The
Company's headquarters are located in Ft. Myers, Florida.

The Company has not commenced planned principal operations.   The Company's planned
operations are the design, engineering and manufacture of utility trailers that are collapsible
for easy storage.   The Company also is in the process of raising additional equity capital to
support the completion of its development activities to begin manufacturing as soon as
possible.   The Company's activities are subject to significant risks and uncertainties,
including failing to secure additional funding to operationalize the Company's current
technology before another company develops similar technology.

2.  Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid debt
instruments purchased with an original maturity of three months or less to be cash
equivalents.

3.  Inventory

Inventory is stated at the lower of cost or market.   Cost is determined using the first-in,
first-out method.

4.  Equipment

Equipment is stated at cost, including the capitalization of interest cost incurred during the
period of asset construction and/or preparation for use, less accumulated depreciation.
Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to
operations over their estimated service lives, using the straight-line method. The estimated
life used in determining equipment depreciation is 5 years.

## NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

5. Revenue Recognition

The Company will recognize revenues from sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

6. Income Taxes

Pursuant to an election under Subchapter S of the Internal Revenue Code, income taxes on the Company's net earnings are payable personally by the stockholders. Accordingly, no provision has been made for income taxes.

The Company follows accounting principles generally accepted in the United States of America related to the accounting for uncertainty in income taxes. This guidance sets a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken in a tax return. Tax positions for the open tax years as of December 31, 2017 were reviewed, and it was determined that no provision for uncertain tax positions is required.

7. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates.

8. Subsequent Events

The Company assessed events that have occurred subsequent to December 31, 2017 through December 28, 2018, the date the financial statements were available to be issued, for potential recognition and disclosure in the financial statements. Except as discussed in Note E, no events have occurred that would require adjustment to or disclosure in the financial statements.

## NOTE B - NOTE PAYABLE TO MEMBER

The Company received loans from its sole member without interest. The balance at December 31, 2016 was $ 90,916. On December 31, 2017, an unsecured note payable to the member of $ 100,725 was executed with interest at 2.11%, due December 31, 2020.

## NOTE C - RELATED PARTY TRANSACTIONS

The Company is utilizing designs and processes patented by its sole member. No licensing agreement is currently in place, so no licensing fee expenses have accrued.

## NOTE D - RISKS AND UNCERTAINTIES

The Company has a limited operating history and has not generated revenue from its intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U. S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include the inability to obtain equity contributions or other financing. These adverse conditions could affect the Company's financial condition and the results of its operations.

## NOTE E - SUBSEQUENT EVENT

The Company is negotiating with an intermediary to raise capital using Regulation Crowd Funding. As part of the reorganization, the Company intends to form a C Corporation and contribute all of the assets, liabilities and operations of the Company to the newly-formed corporation.